UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Centogene N.V.

On May 12, 2024, Centogene N.V. (the “Company”) entered into a series of related transactions with Pharmaceutical Investment Company (“PIC” or “Lifera”), a closed joint stock company incorporated pursuant to the laws of the Kingdom of Saudi Arabia (“KSA”), and Oxford Finance LLC (“Oxford”), the Company’s senior lender. Pursuant to such transactions, the Company is entitled to receive (i) up to $15,000,000 in tranched cash payments pursuant to an accounts receivable financing with PIC (subject to satisfaction of specified conditions), $5,000,000 of which was paid to the Company on or about May 13, 2024, and (ii) twenty million Saudi Arabian Riyals (SAR 20,000,000) (or approximately $5.3 million, based on the currency exchange rate as of the date of this Form 6-K) in cash in exchange for modifications to the arrangements relating to the Company’s previously announced joint venture with PIC, which amount is expected to be received by the Company in mid-May 2024. The Company intends to use such cash payments for working capital purposes. In connection with the foregoing, the Company and Oxford agreed to certain modifications to existing agreements between them. Such transaction are described further below.

KSA Receivables Transfer Agreement

On May 12, 2024, the Company completed an accounts receivable financing transaction (the “PIC AR Financing”) with PIC. The terms of the PIC AR Financing are set forth in the KSA Receivables Transfer Agreement, which became effective as of May 12, 2024 (the “KSA Receivables Transfer Agreement”), and the accompanying Variation Agreement (the “KSA Receivables Variation Agreement,” and together with the KSA Receivables Transfer Agreement, the “Receivables Agreement”) between Centogene GmbH (“Centogene Germany”), the Company’s wholly owned subsidiary, and PIC dated as of May 12, 2024.

Pursuant to the Receivables Agreement, PIC agreed to purchase rights to certain of Centogene Germany’s accounts receivable in the KSA (each, a “KSA Receivable”) for an aggregate purchase price of $15,000,000 (the “AR Purchase Price”). The AR Purchase Price is payable by PIC in three equal tranches of $5,000,000 (each, a “Tranche Payment”), with the first Tranche Payment having been paid on May 13, 2024 and the remaining two Tranche Payments to be paid on or about May 31, 2024 and June 30, 2024 (or, in each case, such other date agreed upon by the parties), subject to the satisfaction by the Company of certain conditions precedent set forth in the Receivables Agreement.

Centogene Germany shall be required to pay PIC an amount equal to the aggregate outstanding principal balance of the affected KSA Receivable if Centogene Germany breaches any representations, warranties or undertakings contained in the Receivables Agreement. Additionally, if the value of any KSA Receivable is subject to a downward adjustment arising from, among other things, Centogene Germany’s failure to perform any agreement underlying such KSA Receivable or any set-off in respect of a claim by any person, then Centogene Germany shall be obligated to pay PIC an amount equal to such dilution in value.

The foregoing descriptions are qualified in their entirety by reference to the KSA Receivables Transfer Agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated by reference herein, and the KSA Receivables Variation Agreement, a copy of which is attached as Exhibit 99.2 hereto and is incorporated by reference herein.

JV Share Purchase Agreement

On May 12, 2024, the Company and PIC entered into a share purchase agreement (the “Share Purchase Agreement”) pursuant to which the Company agreed to sell to PIC 16,000 shares in the capital of Genomics Innovation Company Limited, a limited liability company organized under the laws of the KSA (the “JV”), representing 16% of the JV’s total outstanding shares, for an aggregate purchase price of twenty million Saudi Arabian Riyals (SAR 20,000,000) (or approximately $5.3 million, based on the currency exchange rate as of the date of this Form 6-K) (the “Share Purchase Consideration”). The Company has retained a 4% equity position in the JV. The JV was formed by the Company and PIC pursuant to the previously announced joint venture agreement (the “Joint Venture Agreement”) entered into between the Company and PIC on June 26, 2023, as amended by the variation agreement (the “JV Variation Agreement”) between the Company and PIC on October 23, 2023.

The closing of the transactions contemplated by the Share Purchase Agreement is conditioned on the making of certain customary filings with the KSA Saudi Business Center and the KSA Ministry of Commerce, among other customary conditions. Under the terms of the Share Purchase Agreement, during the 24-month period following the six-month anniversary of the closing date of the share purchase, the Company shall have an option to purchase a number of shares in the JV equal to 16% of the aggregate number of shares outstanding at the time of exercise of such option (the “Call Option Shares”) for a total purchase price (expressed in Saudi Riyals) equal to 20% multiplied by the total share capital of the JV contributed by the Company and PIC as shareholders of the JV. In connection with the Share Purchase Agreement, the Company relinquished its right appoint a manager to the JV’s board of managers and waived certain management rights in the JV held by the Company set forth in the Joint Venture Agreement. The Company has retained its right under the Joint Venture Agreement to appoint a board observer to the board of managers of the JV.

The Share Purchase Agreement contains representations and warranties, other covenants, indemnification provisions and other terms and conditions customary for transactions of the type contemplated by the Share Purchase Agreement.

The foregoing description is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is attached as Exhibit 99.3 hereto and is incorporated by reference herein.

Variations to Company-Lifera JV Commercial Agreements

On May 12, 2024, the Company and the JV entered into a variation agreement (the “Consultancy Variation Agreement”) to the Consultancy Agreement (the “Consultancy Agreement”) between the Company and the JV, which was entered into on November 27, 2023 in connection with the formation of the JV. Pursuant to the Consultancy Variation Agreement, the first operational milestone fee payable to the Company under the Consultancy Agreement was reduced from twenty million Saudi Arabian Riyals (SAR 20,000,000) (or approximately $5.3 million, based on the currency exchange rate as of the date of this Form 6-K) to ten million Saudi Arabian Riyals (SAR 10,000,000) (or approximately $2.6 million, based on the currency exchange rate as of the date of this Form 6-K).

Also, on May 12, 2024, the Company and the JV entered into a variation agreement (the “IP License Variation Agreement”) to the Technology Transfer and Intellectual Property License Agreement (the “IP License Agreement”) between the Company and the JV, which was entered into on November 27, 2023 in connection with the formation of the JV. Pursuant to the IP License Variation Agreement, among other things, certain royalty fees payable to the Company were reduced from 2.5% of the JV’s net revenue to 1% of the JV’s net revenue.

The foregoing descriptions are qualified in their entirety by reference to the Consultancy Variation Agreement and the IP License Variation Agreement, copies of which are attached as Exhibits 99.4 and 99.5 hereto, respectively, and are incorporated by reference herein.

Second Amendment to Lifera Loan Agreement

On May 12, 2024, the Company and PIC entered into a Second Amendment (the “Second Loan Amendment”) to the Convertible Loan Agreement, dated October 26, 2023 (as amended, the “Lifera Loan Agreement”), between the Company and PIC (as amended) to, among other provisions, bifurcate the existing conversion feature of the loan such that (i) an aggregate principal amount of $15,000,000 plus related conversion fees (the “First Amount”), shall convert on the earlier of April 1, 2025 or the date that is ten (10) days following the receipt by the Company and PIC of approval by the Committee on Foreign Investment in the United States (CFIUS) of the issuance of the Company’s common shares upon conversion of the loan (“CFIUS Clearance”); and (ii) the remaining aggregate principal amount of $15,000,000 plus all accrued and unpaid interest and related conversion fees (the “Second Amount”) shall convert on the second anniversary of the First Conversion. The Second Loan Amendment also adjusted the conversion price of the First Amount from $2.20 to $0.79 per common share (the “First Conversion”). The Second Amount shall continue to convert at the existing conversion price of $2.20 per common share (the “Second Conversion”). The Second Loan Amendment provides that in no event shall the number of Company common shares issued pursuant to any loan conversion pursuant to the Lifera Loan Agreement result in PIC holding in excess of 49% of the outstanding common shares of the Company, and the conversion price applicable to the Second Amount shall be increased to the extent required to ensure compliance with the foregoing. Following the First Conversion, and subject to PIC maintaining certain equity position thresholds in the Company (the “Nomination Right Condition”), PIC shall have the right to nominate a number of members of the supervisory board of the Company. The number of supervisory board members so nominated by PIC shall be equal to the nearest whole number arrived at by multiplying (x) the percentage of the Company’s outstanding common shares then held by PIC and its permitted transferees by (y) the total number of supervisory board members (including the number of PIC nominees). Following the Second Conversion, PIC may be entitled to nominate additional members of the supervisory board using the same calculation, provide that in no event shall the number of supervisory board members nominated by PIC equal or exceed a majority of the members serving on the supervisory board. The Second Loan Amendment shall become effective upon, among other things, the Company’s receipt of the Share Purchase Consideration under the Share Purchase Agreement.

The foregoing description is qualified in its entirety by reference to the Second Loan Amendment, a copy of which is attached as Exhibit 99.6 hereto and is incorporated by reference herein.

Amendment to Lifera Registration Rights Agreement

On May 12, 2024, the Company and PIC entered into an amendment (the “Registration Rights Amendment”) to the Second Registration Rights Agreement (the “Registration Rights Agreement”) dated October 26, 2023. Pursuant to the Registration Rights Amendment, the Company shall not be required to file a registration statement usable for the resale or other transfer of the Company’s common shares to be issued upon conversion of the loan pursuant to the Lifera Loan Agreement until the date that is fifteen (15) days following the receipt of CFIUS Clearance (the “Registration Statement Effectiveness Deadline Date”). Additionally, if at the time of receipt of CFIUS Clearance the Company is not required to file reports under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, then the Registration Statement Effectiveness Deadline Date shall be fifteen (15) days following the date on which the Company becomes required to file such reports.

The foregoing description is qualified in its entirety by reference to the Registration Rights Amendment, a copy of which is attached as Exhibit 99.7 hereto and is incorporated by reference herein.

Oxford Limited Waiver, Consent, and Amendment to Oxford Loan and Security Agreement

On May 12, 2024, the Company and Oxford entered into a limited waiver, consent and fourth amendment (the “Fourth Amendment”) to the existing Loan and Security Agreement dated January 31, 2022 (as amended from time to time, the “Loan and Security Agreement”). Pursuant to the Fourth Amendment, Oxford (a) consented to permit the Share Purchase Agreement, the Consultancy Variation Agreement, the IP License Variation Agreement, the Second Loan Amendment (together with the previously disclosed amendment to the Lifera Loan Agreement dated April 23, 2024), the KSA Receivables Transfer Agreement (as amended by the KSA Receivables Variation Agreement) and the Registration Rights Amendment (collectively, the “Lifera Transaction Documents”) and the transactions contemplated by the foregoing and (b) agreed to waive events of default under the Loan and Security Agreement with respect to the Company’s delayed 20-F filing and alleged actions taken by the Company in connection with the negotiation of certain Lifera Transaction Documents.

Additionally, the Fourth Amendment provides that the Loan and Security Agreement shall be amended to (a) extend the period of time in which the Company has to deliver its audited consolidated financial statements for its fiscal year ended December 31, 2023, (b) remove a delisting of the Company’s common shares from Nasdaq as an event of default and (c) include additional covenants requiring the Company to (i) on or prior to May 22, 2024 and at all times thereafter until the Company consummates a strategic transaction pursuant to its announced strategic review process or achieves positive cash flow, engage a financial consultancy firm and chief restructuring/transformation officer, and (ii) achieve certain near-term milestones with respect to the Company’s announced pursuit of strategic alternatives.

On May 12, 2024, the Company and Oxford entered into a success fee agreement (the “Success Fee Agreement”). The Success Fee Agreement provides that, upon a trigger event, the Company shall pay Oxford a fee for each term loan advanced by the lenders under the Loan and Security Agreement, which shall be equal to 2% multiplied by the original principal amount of such term loan. The trigger events under the Success Fee Agreement, include, but are not limited to, the Company’s market capitalization exceeding $125,000,000 for ten (10) consecutive trading days or the Company consummating a change of control transaction or series of related transactions.

The foregoing descriptions are qualified in their entirety by reference to the Fourth Amendment and the Success Fee Agreement, copies of which are attached as Exhibits 99.8 and 99.9 hereto, respectively, and which are incorporated by reference herein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2024

CENTOGENE N.V.

By:	/s/ Jose Miguel Coego Rios
	Name:	Jose Miguel Coego Rios
	Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	KSA Receivables Transfer Agreement, dated April 23, 2024.

99.2	KSA Receivables Variation Agreement, dated May 12, 2024.

99.3	Share Purchase Agreement, dated May 12, 2024.

99.4	Consultancy Variation Agreement, dated May 12, 2024.

99.5	IP License Variation Agreement, dated May 12, 2024.

99.6	Second Loan Amendment, dated May 12, 2024.

99.7	Registration Rights Amendment, dated May 12, 2024.

99.8	Fourth Amendment, dated May 12, 2024.

99.9	Success Fee Agreement, dated May 12, 2024.